PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

June 23, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus BASIC Money Market Fund, Inc.
(File Nos.: 33-46490 and 811-06604)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Fund"), on or about June 29, 2017, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 36 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 35 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on May 1, 2017 for the purpose of implementing disclosure changes relating to money market fund reform for the Fund.

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank A. Buda of the Staff via telephone on June 13, 2017 and to complete previously incomplete portions of the filing, update financial information, make certain other non-material revisions and file exhibits, including the consent of the Fund's independent registered public accounting firm. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions included in the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Fees and Expenses—Example

1.	Staff Comment: Please clarify in the introductory paragraph to the Example to state that the costs shown for investing in the Fund apply regardless of whether shares are held or redeemed at the end of each time period indicated.

Response: The second sentence of the introductory paragraph to the Example will be revised in the Amendment as follows: "The Example assumes that you invest $10,000 in the fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods." (emphasis added)

Fund Summary—Principal Investment Strategy

2.	Staff Comment: Please revise the second sentence of the first paragraph, for clarity and in accordance with the principals of plain English, to state that the Fund is concentrated in the banking industry.

Response: The referenced sentence will be modified in the Amendment as follows: "The fund's investments are concentrated in the banking industry because the fund normally invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations."

Fund Details—Goal and Approach

3.	Staff Comment: In connection with Staff Comment No. 2, please modify the third full sentence to clarify that the fund is concentrated in the banking industry.

Response: The referenced sentence will be revised in the Amendment as described in the Response to Staff Comment No. 2 above.

Fund Details—Management

4.	Staff Comment: The third sentence of the first paragraph states: "A discussion regarding the basis for the board approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six-month period ended August 31, 2016." Considering that an updated description of this process will be included in the Fund's semiannual report for the six-month period ended August 31, 2017 when that report is filed, please consider revising this disclosure to also include a reference to the 2017 semiannual report or to reference the fund's "most recent" semiannual report.

Response: We believe that the referenced disclosure fulfills the requirement of Item 10(a)(1)(iii) of Form N-1A to provide a statement that a discussion of the basis for the board's approval of the Fund's management agreement is included in the Fund's semiannual report for the six-month period ended August 31, 2016. Because the board's 2017 approval of the Fund's management agreement has not yet occurred, including a reference to the board's discussion in the semiannual report for the period ended August 31, 2017 would be forward-looking to a board decision that has not yet taken place. Therefore, while we respect the Staff's desire for a reference to the most recent board discussion of the management agreement, we do not believe that it is prudent to assume the board's approval of the management agreement in 2017 and the inclusion of the discussion of that approval in a semiannual report to be filed in the future.

Shareholder Guide—Buying and Selling Shares—How to Buy Shares

5.	Staff Comment: In the second paragraph, please include disclosure explaining the difference between a financial intermediary that serves as agent for the fund and one that does not, and described how this is determined. Please also consider explaining the legal basis for not pricing orders submitted by non-agent intermediaries on the same business day that the order is received by the intermediary, or alternatively, delete the final clause in the paragraph.

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Response: The first sentence of the referenced paragraph will be revised as follows: "Certain financial intermediaries serve as the fund's agents, and accept orders on behalf of the fund, pursuant to agreements with the fund." Pursuant to Rule 22c-1 under the 1940 Act, and as described in the second sentence of the paragraph, for a financial intermediary acting as agent for a fund, orders submitted to that financial intermediary are priced at the fund's net asset value ("NAV") next calculated after the order is accepted by the intermediary. See Charles Schwab & Co., Inc., SEC No-Action Letter (pub. avail July 7, 1997). Conversely, for intermediaries that are not subject to an agreement with the fund to act as agent for the fund, orders placed with those intermediaries will be priced at the fund's NAV next calculated after the order is received by the fund. It is the responsibility of the intermediary that is not acting as agent for the fund to timely submit the order to the fund. As the practical effects of submitting orders to both types of intermediaries are fully disclosed in the referenced paragraph, we do not believe any further disclosure is necessary.

Shareholder Guide—Buying and Selling Shares—How to Sell Shares

6.	Staff Comment: In the first paragraph, please add disclosure clarifying that (i) for requests to redeem shares received in proper form by 5:00 p.m., Eastern time, shares will be priced at the NAV calculated at 5:00 p.m. on that day and (ii) for requests to redeem shares received after 5:00 p.m., Eastern time, shares will be priced at the NAV calculated on the following day.

Response: The following disclosure will be added in the Amendment as the third sentence in the referenced paragraph:

For requests to redeem shares received in proper form by 5:00 p.m., Eastern time, shares will be priced at the NAV calculated at 5:00 p.m. on that day; for requests to redeem shares received after 5:00 p.m., Eastern time, shares will be priced at the NAV calculated on the following day.

Shareholder Guide—General Policies

7.	Staff Comment: The first sentence of the third paragraph states: "If you invest through a financial intermediary (rather than directly through the fund), the policies may be different than those described herein." Please add an introductory phrase (e.g., "For example") to the second sentence to clarify that the policies referred to in the second sentence are examples of the "different" policies of the financial intermediaries mentioned in the first sentence.

Response: The requested change (i.e., the addition of "For example," to the beginning of the second sentence) will be made in the Amendment.

Shareholder Guide—Services for Fund Investors—Fund Exchanges

8.	Staff Comment: Please revise the first sentence in the second paragraph to clarify that exchange requests will be processed on the same day they are received if they are received in proper form by the time each fund calculates its NAV on that day.

Response: The referenced sentence will be revised in the Amendment as follows:

Your exchange request will be processed on the same business day it is received in proper form, provided that each fund is open at the time of the request (i.e., the request is received by the latest time each fund calculates its NAV for that business day).

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Back Cover—Annual/Semiannual Report

9.	Staff Comment: The first sentence states: "Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year." Please revise the language in this paragraph to be consistent with Item 1(b)(1) of Form N-1A, which requires a statement to the effect that additional information about the fund's investments is available in the fund's annual and semiannual reports to shareholders and, in the fund's annual report, shareholders will find a discussion of the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year (i.e., the Fund's annual report discusses the Fund's last fiscal year and the Fund's semiannual report discusses the Fund's last six-month period).

Response: The first sentence will be replaced in the Amendment with the following:

The fund's annual and semiannual reports describe the fund's performance, list portfolio holdings and contain a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the period covered by the report.

SAI

Board Information—Information About Each Board Member's Experience, Qualifications, Attributes or Skills

10.	Staff Comment: Please modify the chart listing biographical information about the board members to include their age rather than their year of birth (see Item 17(2)(a) of Form N-1A).

Response: Although the disclosure does not specifically state the age of the board members, providing the year of birth of the board members provides information that is fundamentally the same. Disclosing the year of birth also eliminates the possibility for error when the SAI is periodically updated. We therefore believe that the current disclosure providing the year of birth is within the spirit and intent of Item 17 and therefore the disclosure is sufficient. Further, we have observed that the SAIs for funds in certain other fund complexes also disclose the year of birth of the board members rather than the age of the board members.

Share Ownership

11.	Staff Comment: Please update the Fund's share ownership information to be dated within thirty days before the effective date of the Amendment.

Response: The Fund's share ownership information will be updated appropriately in the Amendment.

Investment Restrictions—Fundamental Policies—Industry Concentration

12.	Staff Comment: The first paragraph states that a fund referenced in that paragraph may not "[i]nvest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." Please revise this language by adding a parenthetical stating that

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the referenced Municipal Bonds do not include Municipal Bonds that are "backed principally by the assets and revenues of non-governmental issuers," or add an explanatory note to that effect. Please similarly revised the disclosure, or add an explanatory note, regarding the Municipal Obligations discussed in the seventh paragraph (describing the fundamental policy for General California Municipal Money Market Fund and General New York AMT-Free Municipal Money Market Fund) and the tenth paragraph (describing the fundamental policy for General Municipal Money Market Fund).

Response: A Fundamental Policy for a fund cannot be changed without a shareholder vote. However, the second paragraph in the explanatory notes at the end of Investment Restrictions—Fundamental Policies will be revised in the Amendment as follows:

For Dreyfus Connecticut Fund, Dreyfus Massachusetts Fund, Dreyfus Municipal Bond Opportunity Fund, Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus Pennsylvania Fund, General California Municipal Money Market Fund, General New York AMT-Free Municipal Money Market Fund and General Municipal Money Market Fund, for purposes of industry concentration determinations:

•	Municipal Bonds or Municipal Obligations backed principally by assets and revenues of non-governmental issuers are grouped together as an "industry;" and

•	Municipal Bonds or Municipal Obligations, where the payment of principal and interest for such securities is derived solely from a specific project, are grouped together as an "industry."

13.	Staff Comment: For consistency, where fund "assets" (rather than "net assets") are discussed in this section, please modify the disclosure to reference the "total assets" of the fund, or add an explanatory note making this clarification.

Response: As noted above, a Fundamental Policy for a fund cannot be changed without a shareholder vote. However, the following disclosure will be added in the explanatory notes at the end of Investment Restrictions—Fundamental Policies: "Unless 'net assets' are stated, references to a percentage of the 'assets' of a fund included in the Fundamental Policies described above should be considered to mean the 'total assets' of that fund."

Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names—Names

14.	Staff Comment: In the chart in this section (the "80% Test Chart"), for Dreyfus New York AMT-Free Municipal Bond Fund, please clarify in the 80% Test column that the New York Municipal Bonds in which the fund invests are exempt from both New York state and federal income taxes, in addition to being exempt from the federal alternative minimum tax.

Response: Please note that the definition of State Municipal Bonds in the Glossary is as follows:

Municipal Bonds of the state after which the relevant fund is named that provide income exempt from federal and such state's personal income taxes (also referred to as "New York Municipal Bonds," "New Jersey Municipal Bonds," etc., depending on the state in the name of the relevant fund); New York Municipal Bonds also are exempt from New York City personal income taxes.

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As this definition provides that the New York Municipal Bonds referenced in the chart are exempt from both New York state and federal income taxes (in addition to being exempt from the federal alternative minimum tax, as already noted in the chart), we believe that no further disclosure is necessary.

15.	Staff Comment: In the 80% Test Chart, for General California Municipal Money Market Fund, please clarify the fund's 80% Test as shown in the chart (the "80% Test") to state that the California Municipal Obligations in which the fund invests are exempt from both California state and federal income taxes.

Response: In the Glossary, the definition of State Municipal Obligations is as follows:

Municipal Obligations of the state after which the relevant fund is named, and the state's political subdivisions, authorities and corporations, and certain other specified securities, that provide income exempt from federal and such state's personal income taxes (also referred to as "New York Municipal Obligations," "New Jersey Municipal Obligations," etc., depending on the state in the name of the relevant fund); New York Municipal Obligations also are exempt from New York City personal income taxes.

Similar to the Response to Staff Comment No. 14 above, as this definition provides that California Municipal Obligations are exempt from both California state and federal income taxes, we believe that no additional disclosure is necessary.

16.	Staff Comment: In the 80% Test Chart, for General Municipal Money Market Fund, please clarify the fund's 80% Test to state that the Municipal Obligations in which the fund invests are exempt from federal income taxes.

Response: In the Glossary, the definition of Municipal Obligations is as follows:

Debt obligations or other securities issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, including cities, counties, municipalities, municipal agencies and regional districts, or multi-state agencies or authorities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from federal income tax.

Similar to the Responses to Staff Comments Nos. 14 and 15 above, as this definition provides that Municipal Obligations are exempt from federal income tax, we believe that no additional disclosure is necessary.

17.	Staff Comment: In the 80% Test Chart, for General New York AMT-Free Municipal Money Market Fund, please clarify the fund's 80% Test to state that the New York Municipal Bonds in which the fund invests are exempt from both New York state and federal income taxes, as well as the federal alternative minimum tax.

Response: Please see the definition of "State Municipal Obligations" included in the Response to Staff Comment No. 15. Because this definition provides that New York Municipal Obligations are exempt from New York state and federal income taxes, we do not believe that this requires further clarification in the chart. The description in the 80% Test Chart of the fund's 80% Test will be revised in the Amendment to clarify that the 80% Test consists of investments in New York Municipal Obligations that are exempt from the federal alternative minimum tax.

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* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3371.

Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc:	Janna Manes

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